UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Daré Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23666P 101

(CUSIP Number)

Roger L. Hawley
16044 Avenida Calma
Rancho Santa Fe, CA 92091
(858) 227-6661

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 23666P 101

1.	Names of Reporting Persons

Roger L. Hawley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,084,956 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,084,956 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,956 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)
This Amendment No. 2 to Schedule 13D is filed by Roger L. Hawley and The Hawley Family Trust Dated October 22, 2004 (the “Trust” and together, Mr. Hawley, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

(2)
Consists of the following shares of Common Stock (i) 140,000 shares held in an individual retirement account for the benefit of Mr. Hawley, (ii) 944,956 shares held by the Trust, and (iii) 454,545 shares held by Mr. Hawley. Mr. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust.

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CUSIP No. 23666P 101

Mr. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.

(3)	This percentage and other percentage of class reported in this statement are calculated based on 19,683,401 shares of Common Stock outstanding as of November 20, 2019.

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CUSIP No. 23666P 101

1.	Names of Reporting Persons

The Hawley Family Trust Dated October 22, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 944,956 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 944,956 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 944,956 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

(2)
Mr. Hawley serves as trustee of the Trust and holds sole voting and dispositive power over the shares held by the Trust. Mr. Hawley disclaims beneficial ownership as to the securities held by the Trust, except to the extent of his pecuniary interests therein.

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CUSIP No. 23666P 101

Preliminary Note: This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2017, as amended by Amendment No. 1 thereto filed with the SEC on April 15, 2019 (as heretofore amended, the “Schedule 13D”).
The Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Daré Bioscience, Inc. (the “Issuer”) owned by the Reporting Persons. Except as specifically amended by this Amendment, items in the Schedule 13D are unchanged.
This Amendment reports a decrease in the Reporting Persons’ percentage of beneficial ownership of the outstanding Common Stock solely as a result of (1) the expiration and cancellation of options to purchase Common Stock previously held by Mr. Hawley and (2) the Issuer’s issuance of approximately 3,000,000 shares of Common Stock in connection with its acquisition of Microchips Biotech, Inc. as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 21, 2019. Capitalized terms used in this Amendment that are not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.
Item 2.        Identity and Background
Paragraph (b) of Item 2 of the Schedule 13D is hereby amended by replacing it in its entirety with:
(b)    The principal business address for Mr. Hawley is 16044 Avenida Calma, Rancho Santa Fe, California 92091.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by replacing it in its entirety with:
The Reporting Persons acquired the shares of the Common Stock they beneficially own for investment purposes. Mr. Hawley holds certain voting powers with respect to the securities owned by him individually, by an individual retirement account for the benefit of Mr. Hawley, and by the Trust.
Mr. Hawley resigned from the Issuer’s board of directors and from all of its committees on July 11, 2019.
The Reporting Persons do not have any plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of their intentions regarding, any or all of the foregoing.
Item 5.        Interest in Securities of the Issuer
Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended by supplementing them with:
All options owned by Mr. Hawley to purchase shares of Common Stock that were not vested and exercisable as of July 11, 2019 expired and were canceled as a result of Mr. Hawley’s resignation from the Issuer’s board of directors on that date. None of the options owned by Mr. Hawley to purchase shares of Common Stock that were vested and exercisable as of July 11, 2019 were exercised and all such options have expired and been canceled.
Paragraph (b) of Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(b)	Mr. Hawley holds sole voting and dispositive power over 1,084,956 shares of Common Stock as of the date of filing this Amendment.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2019		/s/ Roger L. Hawley
Roger L. Hawley

THE HAWLEY FAMILY TRUST DATED OCTOBER 22, 2004
Dated: December 9, 2019	By:	/s/ Roger L. Hawley
	Name:	Roger L. Hawley
	Title:	Trustee

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